UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 9 January, 2004  By Ronald Lea Erratt Company Secretary

NOVOGEN BUILDS CASH RESERVES, PERFORMANCE STEADY, HALF YEAR SALES DOWN

Half year results for pharmaceutical company, Novogen Limited
(ASX: NRT, NASDAQ: NVGN), show it has lifted cash reserves in preparation for expanding the clinical trialling of its drug development programs.

Cash reserves at 31 December 2003, stood at $62.9 million, compared with $31 million at 30 June 2003.

Novogens cash position was enhanced during December 2003, when its majority owned subsidiary, Marshall Edwards Inc., completed an initial public offering in the US of 2,392,000 common stock units at US$7.50 per share, resulting in net proceeds of US$15.509 million (A$20.887 million).

These stock units, comprised one share in Marshall Edwards, Inc., and one warrant to purchase a share at an exercise price of US$9.00. The shares and the warrants began trading on the US NASDAQ national market in December 2003 under the stock symbols MSHL and MSHLW.

Net loss attributable to members of Novogen for the half year was up $42,000 to $4.16 million, compared with $4.12 million for the same period last year.

Revenue included milestone royalty payments of approximately
A$1 million under Novogens soy patent licence agreement with Solae LLC, a joint venture between DuPont and Bunge.

Total revenue for the half year was $9.2 million
($14.1 million for the same period last year) which was affected by a number of factors including:

- deferral of some royalty payments in line with licence agreements;
- the increasing value of the Australian dollar against other major currencies, particularly the US dollar;
- lower sales of over-the-counter products due to continuing general uncertainty about menopausal support products following health concerns surrounding hormone replacement therapy (HRT) and natural menopause products; and
- confusion in the Australian market during 2003, caused by the mass recall of many products produced by a company, unrelated to Novogen, which was under investigation for unsatisfactory quality standards.

Offsetting lower sales was a reduced level of expenses of $14.2 million ($18.3 million previously).

Reduced expenses were due to improved product margins with cost efficiencies in the manufacturing process and other savings in marketing, selling and administration.

Novogens Managing Director, Mr Christopher Naughton, said the Companys focus remained on the fundamentals of drug development and ensuring the business was well resourced.

Our objective continues to be to resist the need to seek outside partnerships for drug development and pharmaceutical licensing until the most opportune time, Mr Naughton said.

Our present cash reserve position reflects our determination to maximise shareholder value in this way over the medium term,
 Mr Naughton added.

Among developments during the half year were the granting of three patents in the US over intellectual property developed by Novogen and these were for:

- the use of isoflavone technology for the treatment of oestrogen-dependent disorders such as fibroids and endometriosis in women;
- the use of Novogens anti-cancer drug, phenoxodiol, for the treatment of any cancerous disease; and
- health supplements based on the use of soy isoflavones in tablet or capsule form which is licensed worldwide to Solae LLC, with the exception of Australasia.

Novogens anti-cancer drug phenoxodiol is currently in Phase II human clinical trials in the US and Australia.
The rights to commercialise the drug are licensed to the Companys majority owned subsidiary, Marshall Edwards, Inc., which is listed on both the NASDAQ national market and the London Stock Exchanges Alternate Investment Market.

Novogen is focused on research and development of drugs derived from its phenolic technology platform. The Company manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in the US, Australia and other key international locations.


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions;
the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.


CONTACT: US-Australia: Mr. Christopher Naughton,
President and CEO of Marshall Edwards, Inc., + 61.2.9878 0088